UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Caledonia Mining Corporation Plc (“the “Company”) furnished a Form 6-K on August 12, 2024 (“Original Form 6-K”). This Amendment No. 1 on Form 6-K/A (the “Amendment”) is being furnished to:

(i)

furnish interim financial statements for the six months ended June 30, 2024 using interactive data files in inline eXtensible Business Reporting Language (iXBRL) in accordance with Rule 405 of Regulation S-T;

(ii)

furnish an amended interim Management Discussion & Analysis for the six months ended June 30, 2024 solely to comply with SEC regulations regarding mining disclosure in order to be incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-281436); and

(iii)

incorporate by reference Exhibits 99.1, 99.5, 99.6, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB, 101.PRE, and 104 to this Amendment into the Company’s Registration Statement on Form F-3 (SEC File No. 333-281436).

Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.5, 99.6, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB, 101.PRE, and 104 included with this Amendment and are expressly incorporated by reference into this Amendment and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-281436), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC (Registrant)

Date: September 30, 2024	By:	/s/ Mark Learmonth
Mark Learmonth CEO and Director

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Financial Statements for the six months ended June 30, 2024

99.2*	Interim Management Discussion & Analysis for the six months ended June 30, 2024

99.3*	52-109F2 – Certification of Interim Filings - CEO

99.4*	52-109F2 – Certification of Interim Filings - CFO

99.5	Consent of Craig Harvey

99.6	Amended Interim Management Discussion & Analysis for the six months ended June 30, 2024

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.SCH	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously filed.